Exhibit 99.1

Wearable Devices Ltd. Announces 1-for-20 Reverse Stock Split

YOKNEAM ILLIT, ISRAEL, Oct. 07, 2024 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (the “Company” or “Wearable Devices”) (Nasdaq: WLDS, WLDSW), a technology growth company specializing in artificial intelligence (“AI”)-powered touchless sensing wearables, today announced that it intends to effect a one-for-twenty reverse split (the “Reverse Share Split”) of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”) and the Company’s tradable warrants (the “Warrants”). The Ordinary Shares and Warrants will continue to trade on the Nasdaq Capital Market under the existing symbols “WLDS” and “WLDSW”, respectively, and will begin trading on a split-adjusted basis when the market opens on October 10, 2024. The new CUSIP numbers for the Ordinary Shares and Warrants following the Reverse Share Split will be M97838 128 and M97838 151, respectively.

The Reverse Share Split was approved by the Company’s shareholders at the Company’s Annual and Special Meeting of Shareholders held on September 26, 2024, to be effected at the board of directors’ discretion within approved parameters, and the board of directors has approved the 1-for-20 ratio. The Reverse Share Split will not result in an adjustment to the authorized share capital of the Company under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), which, as of the date hereof consists of 50,000,000 Ordinary Shares.

The Reverse Share Split will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company’s equity, except for minor changes to the treatment of fractional shares as described below. The Reverse Share Split will adjust the number of issued and outstanding Ordinary Shares of the Company from approximately 24,438,030 Ordinary Shares to approximately 1,221,901 Ordinary Shares and the number of Warrants from 7,860,861 Warrants to 393,043 Warrants (subject to any further adjustments based on the treatment of fractional shares). In accordance with the Company’s Articles, no fractional Ordinary Shares or Warrants will be issued as a result of the Reverse Share Split and all fractional Ordinary Shares or Warrants shall be rounded to the nearest whole Ordinary Share or Warrant, as applicable, such that only shareholders holding fractional consolidated Ordinary Shares or Warrants of more than half of the number of Ordinary Shares or Warrants which consolidation constitutes one whole Ordinary Share or Warrant, shall be entitled to receive one consolidated Ordinary Share or Warrant, as applicable. Proportional adjustments also will be made to Ordinary Shares underlying outstanding options and warrants (with a reciprocal increase in the per share exercise price), restricted shares (RS), restricted share units (RSUs), and to the number of Ordinary Shares issued and issuable under the Company’s share incentive plans and certain existing agreements.

VStock Transfer, the Company’s transfer agent, will send instructions to shareholders of record who hold share certificates regarding the exchange of certificates for Ordinary Shares. Shareholders who hold their Ordinary Shares in book-entry form or in brokerage accounts or “street name” are not required to take any action to effect the exchange of their Ordinary Shares following the Reverse Share Split.

About Wearable Devices Ltd.

Wearable Devices Ltd. is a growth company developing AI-based neural input interface technology for the B2C and B2B markets. The Company’s flagship product, the Mudra Band for Apple Watch, integrates innovative AI-based technology and algorithms into a functional, stylish wristband that utilizes proprietary sensors to identify subtle finger and wrist movements allowing the user to “touchlessly” interact with connected devices. The Company also markets a B2B product, which utilizes the same technology and functions as the Mudra Band and is available to businesses on a licensing basis. Wearable Devices Is committed to creating disruptive, industry leading technology that leverages AI and proprietary algorithms, software, and hardware to set the input standard for the Extended Reality, one of the most rapidly expanding landscapes in the tech industry. The Company’s ordinary shares and warrants trade on the Nasdaq market under the symbols “WLDS” and “WLDSW”, respectively.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the effective date for the Reverse Share Split and the date that trading of the Ordinary Shares and Warrants will begin on a split-adjusted basis. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the trading of our Ordinary Shares or Warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2023, filed on March 15, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Walter Frank
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com